Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(Dollars in millions)	2018	2017
Fixed Charges:
Interest expense [1]	$514	$487
Interest capitalized	15	16
One-third of rents [2]	72	67
Total fixed charges	$601	$570
Earnings:
Income from continuing operations before income taxes	$4,724	$4,118
Fixed charges per above	601	570
Less: capitalized interest	(15)	(16)
	586	554
Amortization of interest capitalized	5	5
Total earnings	$5,315	$4,677
Ratio of earnings to fixed charges	8.84	8.21

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $9 million and $7 million for the six months ended June 30, 2018 and 2017, respectively. The ratio of earnings to fixed charges would have been 8.98 and 8.31 for the six months ended June 30, 2018 and 2017, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.